FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For immediate release
March 11 2005

                             Waterford Wedgwood plc
                                ("the Company")



Waterford Wedgwood today announces that Paul D'Alton has resigned as Chief Financial Officer and as a Company director to take up a position as Chief Financial Officer at AgCert International Limited.

The Company announces that Patrick Dowling, currently the company secretary at Waterford Wedgwood, takes over as Acting Chief Financial Officer with immediate effect.

Mr Dowling has a Masters of Business Administration degree from Wharton Business School at the University of Pennsylvania. He has been company secretary of the Company since June 1999. Previously, he was finance director at Fitzwilton plc. He was formerly Chief Executive Officer at Bank of Chicago (Ireland) and also worked at Citibank.

Redmond O'Donoghue, Chief Executive of Waterford Wedgwood, said: "Paul played an important and constructive role at Waterford Wedgwood but has now been offered an exciting new opportunity. We wish him every success. Patrick Dowling brings considerable banking and public company experience and is a most able replacement."

ends

Enquiries

Dennehy Associates (Ireland)          +353 1 676 4733
Michael Dennehy

Powerscourt (UK & international)      +44 207 236 5615
Rory Godson

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                         (Signature)*


Date: 11 March 2005